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                              August 4, 2023

       Tao Zou
       Chief Executive Officer
       Kingsoft Cloud Holdings Ltd
       Building D, Xiaomi Science and Technology Park
       No. 33 Xierqi Middle Road
       Haidian District
       Beijing, 100085, the People   s Republic of China

                                                        Re: Kingsoft Cloud
Holdings Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-39278

       Dear Tao Zou:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 169

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
submission. In your response, please provide a similarly detailed discussion of the
materials reviewed and legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
 Tao Zou
FirstName  LastNameTao  Zou
Kingsoft Cloud Holdings Ltd
Comapany
August     NameKingsoft Cloud Holdings Ltd
       4, 2023
August
Page 2 4, 2023 Page 2
FirstName LastName
2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our best knowledge.    Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kyle Wiley at (202) 344-5791 or Jennifer Thompson at
(202) 551-3737
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Disclosure Review
Program
cc:      Ran Li